Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

October 3, 2012

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Xian Resources, Ltd.

Form 10K for the fiscal year ended May 31, 2012

Filed August 27, 2012

File No: 000-53344

Dear Mr. Vaughn:

We represent Xian Resources, Ltd., (the “Company”), and in that capacity are writing to respond to your comment letter dated September 18, 2012.

Form 10-K for the fiscal year ended May 31, 2012

Report of Independent Registered Public Accounting Firm, page 9

1.

We note that the report your independent accountant does not cover your cumulative period from inception (May 22, 2008) to May 31, 2012.  Please note that auditor association with cumulative data is required on all annual basis as long as you are in the development stage.  Please amend you form 10-K to include a report from your independent accountant that opines on the cumulative data.

Response:

On October 3, 2012, we filed an Amendment No. 1 on Form 10-K/A to its periodic report on Form 10-K, which was originally filed with the Securities and Exchange Commission on August 27, 2012 “Original Filing”) for the purpose of updating the Company’s financial reports to include a report from our independent accountant that opines on the cumulative data for the cumulative period from inception (May 22, 2008) to May 31, 2012.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.